UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25

SEC FILE NUMBER
CUSIP NUMBER

NOTIFICATION OF LATE FILING

(Check One): ☒ Form 10-KSB ☐ Form 20-F ☐ Form 11-K ☐ Form 10-QSB ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: December 31, 2006

☐ Transition Report on Form 10-KSB

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-QSB

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ______________________________________

Read Instruction (on back page)Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

MPC Corporation
Full Name of Registrant

HyperSpace Communications, Inc.
Former Name if Applicable

906 E. Karcher Road
Address of Principal Executive Office (Street and Number)

Nampa, Idaho 83687
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒

(a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)  The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)   The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-KSB, 20-F, 11-K, 10-QSB, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Company experienced various delays in filing it’s Form 10-KSB, which could not be remedied without undue cost or expense. The 10-KSB was filed after the SEC’s 5:30 Eastern time cut-off on April 2, 2007. Subsequent to the cut-off time on April 2, 2007, the Company filed the 10-KSB. The 10-KSB filing contained some formatting issues, which the Company will promptly correct by filing an amended 10-KSB.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michael R. Whyte	(208)	893-3706
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).                                                                                                                                                                      ☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?                                                                                                                                                                        ☐Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

MPC Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 3, 2007	By:	/s/ Michael R. Whyte
Name: Michael R. Whyte Title: Chief Financial Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

The Company experienced various delay in filing it’s Form 10-KSB, which could not be remedied without unreasonable effort or expense. The 10-KSB was filed after the 5:30 Eastern time cut-off on April 2, 2007. Subsequent to the cut-off time on April 2, 2007, the Company filed the 10-KSB. The 10-KSB filing contained some formatting issues, which the Company will promptly correct by filing an amended 10-KSB.